UNITED STATES                    OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549         OMB Number:    3235-0058
                                                 Expires:    May 31, 1997
                       FORM 12b-25               Estimated average burden
                                                 hours per response...2.50
               NOTIFICATION OF LATE FILING            SEC FILE NUMBER
                                                          1-5354

                                                       CUSIP NUMBER


(Check One): x Form 10-K   Form 20-F    Form 10-Q    Form N-SAR

     For Period Ended: December 31, 2000

 [   ] Transition Report on Form 10-K
 [   ] Transition Report on Form 20-F
 [   ] Transition Report on Form 11-K
 [   ] Transition Report on Form 10-Q
 [   ] Transition Report on Form N-SAR
 For the Transition Period Ended: __________________________


        Read Instruction (on back page) Before Preparing Form.
        Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SWANK, INC.
_________________________________________________________
Full Name of Registrant


_________________________________________________________
Former Name if Applicable


6 HAZEL STREET
_________________________________________________________
Address of Principal Executive Office (Street and Number)


ATTLEBORO, MASSACHUSETTS 02703
_________________________________________________________
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  (a)  The  reasons described in reasonable detail in  Part
       III  of  this  form could not be eliminated  without
       unreasonable effort or expense;
X (b)  The   subject  annual  report,  semi-annual  report,
       transition report on Form 10-K, Form 20-F,  11-K  or
       Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  (b) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See the attached Supplement to Part III of this Form 12b-25.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     JEROLD R. KASSNER     508           222-3400
     _________________  ___________  _________________
         (Name)         (Area Code)  (Telephone Number)


(2)  Have   all   other  periodic   reports      YES     No
     required under Section 13 or 15(d)  of       X
     the  Securities Exchange Act  of  1934
     or   Section   30  of  the  Investment
     Company   Act  of  1940   during   the
     preceding  12  months  or   for   such
     shorter  period  that  the  registrant
     was  required  to file such  report(s)
     been   filed?    If  answer   is   no,
     identify report(s).

(3)  Is    it    anticipated    that    any      YES      No
     significant  change  in   results   of       X
     operations   from  the   corresponding
     period  for the last fiscal year  will
     be    reflected   by   the    earnings
     statements  to  be  included  in   the
     subject report or portion thereof?


     If so, attach an explanation of the
     anticipated change, both narratively
     and quantitatively, and, if
     appropriate, state the reasons why a
     reasonable estimate of results cannot
     be made.

     See the attached Supplement to Part IV of this Form 12b-25.
________________________________________________________________________


                           SWANK, INC.
          ____________________________________________
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  4/2/01                 By:  /s/ Jerold R. Kassner
       ______                      ______________________


INSTRUCTION:   The  form may be signed  by  an  executive
officer   of   the  registrant  or  by  any  other   duly
authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                          ATTENTION
  __________________________________________________________
         Intentional misstatements or omissions of fact
  constitute Federal Criminal Violations (See 18 U.S.C. 1001).
  __________________________________________________________


                      GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on  form
    12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic  Filers.   This  form  shall  not  be  used  by
    electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).


                   Form 12b-25 of Swank, Inc.
                   _________________________


                     Supplement to Part III
                     ______________________

      The Registrant is unable without unreasonable effort or expense to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (the "Form 10-K") on or before its prescribed due date of April 1, 2001. The Registrant is in the process of completing discussions with regard to the terms of a financing transaction. The Registrant believes that the effect on the disclosures in the Form 10-K, including in the financial statement footnotes and narrative disclosures (including Management's Discussion and Analysis of Financial Condition and Results of Operations) to be contained in the Form 10-K, will be material and, accordingly, the Registrant has been unable to complete the Form 10-K by its prescribed due date.


                      Supplement to Part IV
                      _____________________

           On March 30, 2001, the Registrant issued a press release announcing, among other things, results of operations for the fiscal year ended December 31, 2000. The Registrant reported revenues of $140,876,000 for the year ended December 31, 2000 ("fiscal 2000") compared to $154,817,000 for the year ended
December  31,  1999 ("fiscal 1999"), a decrease  of  $13,941,000.
The Registrant also reported a net loss of $10,445,000 for fiscal 2000, compared to net earnings of $2,387,000 for fiscal 1999. Results for fiscal 2000 were affected by approximately $4,900,000 of non-recurring charges related to a previously announced closure of a domestic jewelry manufacturing facility and the write down of certain inventory and fixed assets associated with the Registrant's foreign manufacturing subsidiary, as well as a $3,300,000 valuation allowance relating to the Registrant's deferred tax asset, which increased the Registrant's loss for fiscal 2000.